UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 24, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES SECOND BOND ISSUANCE IN MEXICO

Panama City, Republic of Panama, July 24, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announces its second issuance of “certificados bursátiles” in the Mexican capital markets, in the amount of MXN 2 billion (two billion Mexican pesos). The Notes have a tenor of 3.5 years, with a floating-rate coupon of 28-day TIIE plus 38 basis points.  The transaction was more than 5 times oversubscribed, with total demand exceeding MXN 10.5 billion. With more than 30 investors, the transaction was diversified among pension funds, insurance companies, private banks, commercial banks, and brokerage firms.

Mr. Christopher Schech, Executive Vice President & Chief Financial Officer of Bladex, commented, "Through its central bank, Mexico has been a shareholder of Bladex since its creation in 1977, along with a number of other Mexican financial institutions. This issuance again demonstrates the depth and liquidity of Mexico's capital markets, as well as investor confidence in Bladex´s franchise and solid financial profile.  Trade growth in Latin America continues to be solid and stable, and Bladex plans to deploy these funds to finance that growth, with emphasis on the Bank’s loan portfolio in Mexico."

The issuance was rated “mxAAA” by STANDARD & POOR’S, S.A. DE C.V.  and “AAA(mex)” by FITCH MEXICO, S.A. DE C.V.

The arrangers were Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer and HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC.

Bladex is a supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States of America (ticker symbol: BLX). In 2014, Bladex is celebrating the 35th anniversary of commencement of operations.

Bladex’s shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and institutional and retail investors through its public listing on the NYSE-Euronext.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com